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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SMEDVIG ASA
(Name of Issuer)
Class A Ordinary Shares, par value NOK 10.00 per share
Class B Ordinary Shares, par value NOK 10.00 per share
(Title of Class of Securities)
4564665
4587189
(CUSIP Number)
SeaDrill Limited
Par-la-Villa Place
14 Par-la-Villa Road
Hamilton HM 08, Bermuda
+1 441 295 69 35
Attention: Kate Blankenship
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	4564665, 4587189	Page	of

1	NAMES OF REPORTING PERSONS: SeaDrill Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		27,899,609 Class A Shares 15,508,082 Class B Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		27,899,609 Class A Shares 15,508,082 Class B Shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,899,609 Class A Shares 15,508,082 Class B Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

53.1% of total share capital; 51.9 % of total voting power

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

* SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1. Security and Issuer
     This Statement on Schedule 13D relates to Class A Ordinary Shares, par value NOK 10.00 per share (the “Class A Shares”) and non-voting Class B Ordinary Shares, par value NOK 10.00 per share (the “Class B Shares”), of Smedvig ASA, a public limited company organized under the laws of Norway (the “Issuer”). The Issuer’s principal executive offices are located at Finnestadveien 28, P.O. Box 110, 4001 Stavanger, Norway.
     The Class A Shares and Class B Shares of the Issuer are listed for trading on the Oslo Stock Exchange, and American Depository Shares representing Class A Shares and Class B Shares of the Issuer are traded on the New York Stock Exchange.
Item 2. Identity and Background
     This Statement on Schedule 13D is filed by SeaDrill Limited, a Bermuda limited company (the “Reporting Person”). The Reporting Person is a supplier of drilling and service units to the offshore oil and gas industry. Its principal place of business is located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
     The name, residence or business address, present principle occupation or employment of each of directors and executive officers of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto and are incorporated by reference.
     During the last five years neither the Reporting Person, nor to the best knowledge of the Reporting Person, none of the persons listed in Schedule I, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds
     The total purchase price for the Class A and Class B Shares acquired is NOK 8,226,941,415 (or approximately USD 1,246,506,275 based on the noon buying rate by the Federal Reserve Bank of New York on January 26, 2006). The purchase price was funded from cash on hand, proceeds of an equity offering of the Reporting Person’s common shares (the “Equity Offering”), and through a bridge loan facility of a total of USD 1,200,000,000 provided by Nordea Bank Norge ASA and DnB NOR Bank ASA (“the Bridge Loan Facility”). On January 25, 2006 a total of USD 609.4 million was drawn under the Bridge Loan Facility to partly finance the closing of the purchase of the Class A and Class B Shares. The loan has a maturity of two years from drawdown, bears interest at LIBOR plus 125 basis points, and the interest rate resets periodically based on the formula contained in the Bridge Loan Facility. All of the Class A Shares and Class B Shares owned by the Reporting Person are pledged as collateral under the Bridge Loan Facility.

     The Equity Offering was conducted as a private placement to institutional investors and comprised of a total of 75,000,000 new common shares of the Reporting Person at a price of NOK 66 per share, raising a total of NOK 4,950,000,000 (or approximately USD 750,000,000 based on the noon buying rate of the Federal Reserve Bank of New York on January 26, 2006). The common shares were delivered to the subscribers on January 25, 2006.
Item 4. Purpose of the Transaction
     On January 4, 2006, the Reporting Person announced its intention to make a voluntary offer for the Issuer’s shares at an offer price of NOK 201 per Class A Share and NOK 160 per class B Share, conditional upon receiving a 33.3% pre-acceptance to the offer. As a consequence of a non-satisfactory pre-acceptance level, the Reporting Person withdrew this offer on January 6, 2006.
     The Reporting Person then announced on January 9, 2006 that it would make a voluntary offer (the “Voluntary Offer”) to purchase all outstanding Class A Shares and Class B Shares at a price of NOK 205 per Class A Share and NOK 165 per Class B Share. The Voluntary Offer was not extended to US residents.
     Prior to commencing the Voluntary Offer, the Reporting Person acquired a total of 2,245,600 Class A Shares at a price of NOK 182.15 per share. In addition, the Reporting Person entered into agreements regarding pre-acceptances of the Voluntary Offer representing a total of 19,260,383 Class A Shares and 8,881,969 Class B Shares constituting 35.8% of the Issuer’s total share capital and 34.4% of the Issuer’s total voting power. The pre-acceptances were conditional upon the Reporting Person receiving acceptances for Class A Shares, including the pre-acceptance shares, representing more than 50% of the voting power in the Issuer.
     The acceptance period for the Voluntary Offer terminated on January 20, 2006, at which point the Reporting Person had received acceptances for 24,876,009 Class A Shares and 15,417,402 Class B Shares. The shares were settled on January 26, 2006. In addition, the Reporting Person has acquired a total of 778,000 Class A Shares at a price of NOK 205 per share and 90,680 Class B Shares at a price of NOK 165 per share in the market. As of January 26, 2006, the Reporting Person owns a total of 27,899,609 Class A Shares and 15,508,082 Class B Shares constituting 53.1% of the Issuer’s total share capital and 51.9% of the Issuer’s total voting power.
     Under Norwegian Law, upon exceeding 40% of the total share capital in the Issuer, the Reporting Person is required to either commence a mandatory offer for the remaining outstanding Class A Shares and Class B Shares, or divest enough Class A Shares within thirty days so as to remain a holder of less than 40% of the total voting power in the Issuer.
     The Reporting Person is currently reviewing the two options available to it under Norwegian law. Should the Reporting Person decide to make a mandatory offer in compliance with Norwegian law, a tender offer would be made for the Class A Shares, Class B Shares and American Depositary Shares representing Class A Shares and Class B Shares of the Issuer held by US residents. Neither a timetable nor the terms and conditions for any such offer have yet been established by the Reporting Person. Should the Reporting Person decide to make a mandatory offer pursuant to Norwegian Law, it would then file a tender offer statement and related materials with the United States Securities and Exchange Commission in parallel with the filing of a similar statement and related materials with the Oslo Stock Exchange.
     The Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment policies, market conditions, the availability of shares or other factors.
Item 5. Interest in Securities of the Issuer
     The information set forth in Items 3 and 4 of this Statement on Schedule 13D is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1
USD 1,200,000,000 Bridge Loan Facility dated 23 January 2006 between SeaDrill Limited, as borrower, Nordea Bank Norge ASA and DnB NOR Bank ASA, as mandated lead arrangers, the participating lenders listed therein, Nordea Bank Norge ASA, as book runner, and Nordea Bank Norge ASA, as agent

Signature
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 6, 2006

SEADRILL LIMITED
By:	/s/ Tor Olav Trøim
Name:	Tor Olav Trøim
Title:	Managing Director

Schedule I
The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Reporting Person.

Present Principal Occupation or Employment; Material Positions Held
Name and Address	During the past Five Years

John Fredriksen, Cyprus.
Chairman of the board. Mr. Fredriksen has been the chairman of the Board since SeaDrill’s incorporation. In addition Mr. Fredriksen has been the chairman and chief executive officer of Frontline Ltd. since November 1997. Mr. Fredriksen is also the chairman of Golar LNG Limited and Golden Ocean Group Limited. Mr. Fredriksen is a Norwegian citizen and a resident of Cyprus.

Tor Olav Trøim, United Kingdom.
Director and Managing Director. Mr. Trøim has been a member of the Board and Managing Director of SeaDrill since SeaDrill’s incorporation. Mr. Trøim is the vice-president and a member of the board of Frontline Ltd. Mr. Trøim is also a director of Aktiv Inkasso ASA and Golar LNG Limited. Mr. Trøim is furthermore the director and chief executive officer of Ship Finance International Limited and Golden Ocean Group Limited. Mr. Trøim is a Norwegian citizen and a resident in the United Kingdom.

Kate Blankenship, France.
Director and company secretary. Ms. Blankenship has been a member of the Board since SeaDrill’s incorporation. She is a director of Frontline Ltd., Golar LNG Limited, Ship Finance International Limited and Golden Ocean Group Ltd. Ms. Blankenship is a UK citizen and a resident of France.

Pål Nordgreen, Norway.
Director. Mr. Nordgreen is owner and managing partner of Nor Ocean Offshore AS. He has more than 30 years of experience from the Offshore Industry. He has in-depth understanding of the offshore market where he has been particularly successful in the supply boat market. Mr. Nordgreen is a Norwegian citizen and resident in Norway.

Tom E. Jebsen, Norway.
CFO. Mr. Jebsen is employed with Frontline Management AS in Oslo. Mr. Jebsen has served as chief financial officer of Frontline Ltd. since June 1997. Mr Jebsen also serves as chief financial officer of Ship Finance International Limited and of Golden Ocean Group Limited. Mr. Jebsen is a director of Assuranceforeningen Skuld and Hugin ASA, an internet company. Mr. Jebsen is a Norwegian citizen and resides in Oslo, Norway.